UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of November 2024

Commission File No. 001-41231

TC BIOPHARM (HOLDINGS) PLC

(Exact Name of Registrant as Specified in Its Charter)

Scotland	N/A
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

Maxim 1, 2 Parklands Way Holytown, Motherwell, ML1 4WR Scotland, United Kingdom	N/A
Address of Principal Executive Offices	Zip Code

+44 (0) 141 433 7557

(Registrant’s telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

INCORPORATION BY REFERENCE

The Company’s unaudited condensed consolidated financial statements as of June 30, 2024 and 2023 are attached as Exhibit 99.1 and are incorporated by reference herein. The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations is attached hereto as Exhibit 99.2 and is incorporated by reference herein.

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Exhibits

The exhibits required by the instructions to Form 6-K are listed in the Exhibit Index below. The exhibits listed in the Exhibit Index are incorporated by reference herein.

Exhibit	Description	Schedule/ Form	File Number	Exhibit	File Date

99.1	Unaudited condensed consolidated financial statements as of June 30, 2024 and 2023
99.2	The Company’s Management’s Discussion and Analysis of Financial Condition and Results of Operations
101.INS	Inline XBRL Instance Document (the instance document does not appear in the Interactive Data File because its XBRL tags are embedded within the Inline XBRL document)
101.SCH	Inline XBRL Taxonomy Extension Schema Document
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document
104	Cover Page Interactive Data File (formatted in IXBRL, and included in exhibit 101).

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TC BIOPHARM (HOLDINGS) PLC

By:	/s/ Bryan Kobel
Bryan Kobel Chief Executive Officer

By:	/s/ Martin Thorp
Martin Thorp Chief Financial Officer

Date: November 25, 2024

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